PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) Registration No. 333-148296
To Prospectus dated December 21, 2007

GOLDEN STAR RESOURCES LTD.

4.0% Convertible Senior Unsecured Debentures

This prospectus supplement relates to resales of 4.0% Convertible Senior Unsecured Debentures due November 30, 2012 of Golden Star Resources Ltd. issued in a private offering on November 8, 2007 and 32,772,513 of our common shares, no par value per share, issuable upon conversion of the debentures, including common shares issuable upon conversion in the event of certain change of control transactions, plus an indeterminate number of additional common shares that may be issued from time to time upon conversion of the debentures as a result of certain adjustments described in our prospectus dated December 21, 2007.

This prospectus supplement, which supplements our prospectus, contains additional information about the selling securityholders.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the prospectus and accordingly, to the extent inconsistent, the information in the prospectus supplement supersedes the information contained in the prospectus. All references in the prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 7 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 29, 2008.

The information appearing under the section entitled “Selling Securityholders” in the prospectus is amended and supplemented by the information provided below.

SELLING SECURITYHOLDERS

The following table reflects the acquisition by BMO Nesbitt Burns Inc., a selling securityholder, of additional debentures and sets forth certain information regarding the beneficial ownership, as of April 1, 2008, of BMO Nesbitt Burns Inc. The information in the table below is based on information provided to us by the selling securityholder:

	Principal Amount of Debentures at Maturity		Number of Common Shares
Selling Securityholder	Beneficially Owned and Offered Hereby ($)	Percentage of Debentures Outstanding	Number of Common Shares Underlying Debentures (1)	Number of Additional Common Shares (2)	Percentage of Outstanding Common Shares (3)
BMO Nesbitt Burns Inc. (4)	11,865,000	9.49%	2,373,000	737,768	*

*	Less than 1%.

(1)	Assumes conversion of all of the debentures held by such holder at the initial conversion rate of 200.0 common shares for each $1,000 in principal amount of the debentures. This conversion rate is subject to adjustment as described under “Description of the Debentures – Conversion Rights.” As a result, the number of common shares issuable upon conversion of the debentures may increase in the future. Further assumes that such holder does not hold any common shares other than common shares into which the debentures are convertible.

(2)	Assumes the conversion of all the debentures held by such holder upon a change of control transaction where cash is 10% or more of the aggregate fair market value of the consideration for the transaction, as described under “Description of the Debentures – Change of Control.”

(3)	Calculated based on 235,945,311 common shares outstanding as of April 25, 2008. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of all of that holder’s debentures, including the maximum number of additional shares that may be issued on a conversion in the event of certain change of control transactions, but we did not assume conversion of any other holder’s debentures.

(4)	The selling securityholder is a registered broker-dealer. To the extent a selling securityholder is a broker-dealer, it is deemed to be an “underwriter” within the meaning of the Securities Act.